

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Jeffrey I. Friedman
Chief Executive Officer
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, OH 44143

> **Re: Associated Estates Realty Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-12486**

Dear Mr. Friedman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Suzanne K. Hanselman
       Baker and Hostetler LLP
       Via Facsimile: (216) 696-0740